Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Sale of Orkla Media completed

The agreement to sell Orkla Media to Mecom is today completed.

Orkla ASA, 11 October 2006

Contacts:
Ole Kristian Lunde, SVP Corporate Communication, Tel: +47 909 43135